Exhibit 2 (ii) under Form N1-A
                                            Exhibit 3(b) under Item 601/Reg. S-K


                           Amendment No. 2 to By-Laws

                             FEDERATED STOCK TRUST

                           Effective February 2, 1987

                                   ARTICLE II

                   POWERS AND DUTIES OF TRUSTEES AND OFFICERS


     Section 2. Chairman of the Trustees ("Chairman"). The Chairman shall be the chief executive officer of the Trust. He shall have general supervision over the business of the Trust and policies of the Trust. He shall employ and define the duties of all employees of the Trust, shall have power to discharge any such employees, shall exercise general supervision over the affairs of the Trust and shall perform such other duties as may be assigned to him from time to time by the Trustees. He shall preside at the meetings of shareholders and of the Trustees. The Chairman shall appoint a Trustee or officer to preside at